MANEX RESOURCE GROUP INC.


Manex Resource Group

SUPPL

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-689-4546

November 23, 2006


06018886

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549

Dear Sirs:

Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.
File No. 82-4427

We are enclosing a copy of Insider Trading Reports filed with SEDI on behalf of Mr. Page by the writer, as agent, on November 22, 2006.

Yours very truly,

MANEX RESOURCE GROUP INC.

Per: *Barb Fines*

Barbara L. Fines
Corporate Secretary

/blf
Encl.

cc: Avalon Ventures Ltd.
Attn: Marie Thorne

cc: Jeffrey T.K. Fraser

dw 11/30

FILE NO. 82-4427

2006-11-22, 15:17:18, EST

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	3500		
Filing date	2006-11-22		
Date of transaction	2006-11-22		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	3500		
Unit price or exercise price	0.90	Currency	Canadian Dollar
Closing balance of securities held	0		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Next

2006-11-22, 14:28:37, EST

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	9000		
Filing date	2006-11-22		
Date of transaction	2006-11-21		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	5500		
Unit price or exercise price	0.90	Currency	Canadian Dollar
Closing balance of securities held	3500		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

2006-11-22, 14:27:14, EST

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	10000		
Filing date	2006-11-22		
Date of transaction	2006-11-20		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	1000		
Unit price or exercise price	0.90	Currency	Canadian Dollar
Closing balance of securities held	9000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

2006-11-22, 14:25:57, EST

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	20000		
Filing date	2006-11-22		
Date of transaction	2006-11-20		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	10000		
Unit price or exercise price	0.89	Currency	Canadian Dollar
Closing balance of securities held	10000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next